UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36872

HANCOCK WHITNEY CORPORATION

(Exact name of registrant as specified in its charter)

One Hancock Plaza

2510 14th Street

Gulfport, Mississippi

(228) 868-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

5.95% Subordinated Notes due 2045

(Title of each class of securities covered by this Form)

Common stock, par value $3.33 per share

6.25% Subordinated Notes due 2060

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: Zero (0)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Hancock Whitney Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

HANCOCK WHITNEY CORPORATION

Date: June 15, 2021	By:	/s/ Michael M. Achary
Michael M. Achary Chief Financial Officer